

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 20, 2007

Mr. Julian Waldron
Senior Executive Vice President, Chief Financial Officer
Thomson
46, quai Alphonse Le Gallo
92100 Boulogne-Billancourt - France

     Re: **Thomson**
             Form 20-F for Fiscal Year Ended December 31, 2005
             Filed May 12, 2006
             File No. 1-14974

Dear Mr. Waldron:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

             Sincerely,

             Larry Spirgel
             Assistant Director